WOODSIDE

26 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-255-P (Stybarrow-3), lodged with the Australian Stock Exchange on 25 May 2004;
- GoM Atwater Valley Area 488 #1 (Kansas-2), lodged with the Australian Stock Exchange on 25 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 6/22

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 25 MAY 2004
10:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
STYBARROW-3

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Stybarrow-3 appraisal well located in the Exmouth Sub-basin was drilling 8½ inch hole at a depth of 2,275 metres on 25 May 2004.

Since spudding on 18 May 2004, the 30 inch conductor and $9^5/_8$ inch casing have been set, and 8½ inch hole has been drilled to the current depth.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2 kilometres northeast of Stybarrow-1. Water depth at the location is approximately 790 metres. Planned total depth is approximately 2,520 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.

KAREN LANGE
Company Secretary

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 25 MAY 2004
10:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

GOM Atwater Valley Area 488#1 Kansas # 2

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Kansas #2 exploration well (OCS-G 18617 #1) located in the Gulf of Mexico on Atwater Valley block 488 was spudded on 24 May 2004.

Marathon Oil Company, the operator of the block, will utilise the Noble semi-submersible drilling rig Amos Runner to drill the well. Water depth at the location is approximately 1,440 metres (4,728 feet). Planned total depth is approximately 5,500 metres (18,000 feet), referenced to the rig rotary table. The well is located approximately 11km (7 miles) northeast of the Neptune discovery.

Woodside Energy (USA) Inc. owns a 16.665% working interest in the leases that comprise the Kansas prospect.

The next scheduled report on the well will be released after completion of drilling operations. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

KAREN LANGE
Company Secretary